Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus/Laurel Funds, Inc.:

We have examined management's assertion, included in the accompanying
Management Statement Regarding Compliance With Certain Provisions of
the Investment Company Act of 1940, that The Dreyfus/Laurel Funds, Inc.
(the "Company"), which is comprised of Dreyfus Core Equity Fund, Dreyfus AMT-Free Municipal Reserves, Dreyfus BASIC S&P 500 Index Fund, Dreyfus
Bond Market Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Large
Company Stock Fund, Dreyfus Money Market Reserves, Dreyfus Small Cap
Value Fund, Dreyfus Strategic Income Fund, and Dreyfus U.S. Treasury
Reserves (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 30, 2009. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the
Public Company Accounting Oversight Board (United States) and,
accordingly, included examining, on a test basis, evidence about the
Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of
June 30, 2009 and with respect to agreement of security purchases and sales, for the period from April 30, 2009 (the date of our last examination), through June 30, 2009:
1. 	Examination of The Bank of New York Mellon's (the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in
safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records and the
Custodian's records as of June 30, 2009 and verified reconciling items;
5.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian's records, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6. Confirmation of pending purchases for the Funds as of June 30, 2009 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
7.	Agreement of pending sale activity for the Funds as of June 30, 2009 to documentation of corresponding subsequent cash receipts;
8.	Agreement of the Company's trade tickets for two purchases and two sales or maturities for the period April 30, 2009 (the date of our last examination) through June 30, 2009, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
9.	We reviewed BNY Mellon Global Asset Servicing Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report")
for the period October 1, 2007 through September 30, 2008 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
10.	We inquired of the Custodian who concurred that all control
policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from September 30, 2008 through June 30, 2009. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion.
Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 30, 2009, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
September 24, 2009



September 24, 2009


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Core Equity Fund, Dreyfus AMT-Free Municipal Reserves, Dreyfus BASIC S&P 500 Index Fund, Dreyfus Bond Market Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Large Company Stock Fund, Dreyfus Money Market Reserves, Dreyfus Small Cap Value Fund, Dreyfus Strategic Income Fund, and Dreyfus U.S. Treasury Reserves, each a series of The Dreyfus/Laurel
Funds, Inc., (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2009 and from April 30, 2009 through June 30, 2009.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2009 and from April 30, 2009 through June 30, 2009 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.


Robert Robol
Assistant Treasurer